legal & compliance, llc

laura aNTHONy, esq.

LAZARUS ROTHSTEIN, ESQ.

CHAD FRIEND, ESQ., LLM

SCOTT BUSCEMI, ESQ.

OF COUNSEL:

JOHN CACOMANOLIS, ESQ.

CRAIG D. LINDER, ESQ.

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

April 15, 2016

VIA ELECTRONIC EDGAR FILING

Larry Spirgel

Assistant Director, AD Office 11 -- Telecommunications

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Zoned Properties, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed March 23, 2016
File No. 333-208266

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Zoned Properties, Inc. (the “Company”) Post-Effective Amendment No. 2 to the above-referenced registration statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 is marked with tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) as delivered via telephone. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Comment 1: The Company may not register additional shares via a post-effective amendment.

Response: The Company acknowledges the Staff’s comment. In Amendment No. 2, the Company seeks to register a total of 1,276,265 shares, which amount represents a decrease of 75,650 shares from the 1,351,915 shares that were registered pursuant to the Company’s original registration statement on Form S-1 (333-208226) that was declared effective on December 18, 2015.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Larry Spirgel

Securities and Exchange Commission

April 15, 2016

If the Staff has any further comments regarding Amendment No. 2 or any subsequent amendments to the Company’s post-effective amendment to the registration statement on Form S-1, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Joseph Cascarano/U.S. Securities and Exchange Commission

Dean Suehiro/U.S. Securities and Exchange Commission

Gregory Dundas/U.S. Securities and Exchange Commission

Kathleen Krebs/U.S. Securities and Exchange Commission

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832